PO BOX 9777
Federal Way, WA 98063-9777

Tel 253-924-5255
Fax 253-924-2013

May 16, 2012

Ms. Cicely LaMothe
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:    Weyerhaeuser Company
Form 10-K for the Year Ended December 31, 2011
File No. 001-04825

Dear Ms. LaMothe:

We received your correspondence dated May 3, 2012 in which you commented on Weyerhaeuser Company’s annual report on Form 10-K for the year ended December 31, 2011. Responses to your requests are included below.

General

1.
Please tell us whether you are subject to any supply agreements and, if so, advise us of the approximate amount of timber that is covered by such supply commitments in 2012. We may have further comment.

Response
We have commitments to supply up to 2.1 million cubic meters of pine fiber logs to customers in 2012 under three arrangements that expire in 2014, 2016 and 2023. Prices are reset quarterly to reflect market prices. We harvested 17.2 million cubic meters from our fee lands in 2011.

2.
Under the “wood products” and “cellulose” segments, please tell us how you define “production capacity.” Please tell us whether your calculations are consistent with any industry-wide recognized measures. We may have further comment.

Ms. Cicely LaMothe
United States Securities and Exchange Commission
May 16, 2012

Response
We stated the following on page 27 of the EDGAR version of our annual report on Form 10-K for the year ended December 31, 2011:
Production capacities represent annual production volume under normal operating conditions and producing a normal product mix for each individual facility. Production capacities do not include any capacity for facilities that were sold or permanently closed as of the end of 2011.

We will place this information in closer proximity to the capacity tables in future annual reports on Form 10-K. We use the same method to calculate production capacity as others in our industry.

Timberlands, page 3

1.
We note your disclosure on page 4 that the value and amount of end-products from your timber inventory will depend on the species and quality of the timber. Please tell us what consideration you have given to providing additional detail, to the extent available to management, regarding inventory and harvest data broken out by species or quality or age of trees. We may have further comment.

Response
Our disclosure on page 4 of our annual report on Form 10-K for the year ended December 31, 2011 refers separately to the quantity of wood products and the value of our timberlands, not to the value and amount of end products.

We provide species and age class data on standing inventory by major operating region in our Fact Book. This report is available on our website at www.weyerhaeuser.com by clicking on company/investors/financial reports/2011 Fact Book. We will include this information in future annual reports on Form 10-K.

We disclosed the average age of trees harvested in the West and South and the target rotation ages in Uruguay on page 5 of our annual report on Form 10-K for the year ended December 31, 2011. It would not be practicable to provide the quality of trees in inventory or logs harvested.

2.
With a view to disclosure in future Exchange Act reports, please tell us how you estimate your timber inventory. Please address whether your method is consistent with any industry-wide recognized methods and describe the key assumptions used in the method. We may have further comment.

Ms. Cicely LaMothe
United States Securities and Exchange Commission
May 16, 2012

Response
We will add the following disclosure at the end of the section addressed in your third comment above in future annual reports on 10-K:
We maintain our timber inventory in an integrated resource inventory and geographic information system (“GIS”). The resource inventory component of the system is proprietary and is largely based on internally developed technologies, including growth and yield models developed by our research and development organization. The GIS component leverages GIS software that is viewed as the standard in our industry.
Timber inventory data collection and verification techniques include the use of industry standard field sampling procedures as well as proprietary remote sensing technologies in some geographies where they generate improved estimates. The data is collected and maintained at the timber stand level.

Log Prices, page 8

3.
We note your pricing disclosure on page 8 and page 11. Please advise us how you select the types of logs/products to include in this table and whether the types selected are representative of broader pricing trends that impact your results. In addition, with respect to the log prices, please advise us whether the price shown is a stump price or mill price.

Response
The prices that we disclose are broadly recognized in the industry as key pricing trend indicators for our major products. In some cases, our competitors are disclosing the same price information in their Exchange Act filings. The log prices are on a delivered (mill) basis.

Net Contribution to Earnings, Including Discontinued Operations, page 41

4.
We note your disclosure that net contribution to earnings decreased $118 million, primarily due to $100 million increase in pension and postretirement costs, primarily due to the amortization of deferred pension losses. Please tell us, and revise in future filings to discuss, the factors that caused this change. Please provide us with your proposed disclosure.

Ms. Cicely LaMothe
United States Securities and Exchange Commission
May 16, 2012

Response
We will add the following disclosure in future filings:

We amortize the cumulative unrecognized net actuarial gains and losses—generally in excess of 10 percent of the greater of the projected benefit obligation or market-related value of plan assets at the beginning of the year—over the average remaining service period of the active employee group covered by the plans. Unrecognized net actuarial gains and losses arise primarily from differences between our expected long-term return on plan assets and the actual return in a particular year and changes in actuarial assumptions. See Note 8: Pension and Other Postretirement Benefit Plans in the Notes to Consolidated Financial Statements for more information.

Cash From Operations, page 43

5.
We note your disclosure that pension and postretirement contributions decreased $137 million during fiscal year 2011. We also note that your expected contributions for 2012 disclosed on page 48 exceed contributions for 2011. Please revise in future filings to discuss expected changes in future contributions and how they will be funded. Please provide us with your proposed disclosure.

Response
As noted in your comment, we disclosed the information necessary to determine the change in expected pension and postretirement contributions on page 48 of our annual report on Form 10-K for the year ended December 31, 2011. This information included the actual 2011 amount of pension and postretirement contributions by major plan category immediately preceding 2012 expected contributions at the same level of detail. We added disclosure of expected 2012 contributions to the liquidity discussion in Management’s Discussion and Analysis in our quarterly report on Form 10-Q for the quarter ended March 31, 2012 and will continue to do so as appropriate.

Pension and postretirement contributions were approximately 2% of our total cash costs and expenses in 2011, exclusive of interest expense and income taxes. In addition, we had $953 million of cash and cash equivalents on our consolidated balance sheet as of December 31, 2011 and we generated $291 million of cash from operations in 2011 net of the pension and postretirement contributions. Given those facts, along with the observation that cash is fungible, we believe that a comment on how future contributions will be funded is neither meaningful nor necessary. We will reevaluate this position in the future should facts and circumstances change significantly.

Ms. Cicely LaMothe
United States Securities and Exchange Commission
May 16, 2012

Pension and Postretirement Benefit Plans

6.
Please tell us if your foreign benefit obligations are significant to total benefit obligations, and explain any significant difference in assumptions between your U.S. and foreign plans. Also, tell us how you determined that aggregation of your U.S. and foreign plans for disclosure purposes is appropriate.

Response
U.S. generally accepted accounting principles allow foreign plans to be combined with U.S. plans unless the benefit obligations of the foreign plans are significant to the total benefit obligation and those plans use significantly different assumptions. The projected benefit obligations of our U.S. pension and postretirement plans were approximately 84% of our pension and other postretirement projected benefit obligations as of December 31, 2011. We do not believe that any of the differences in assumptions between our U.S. and Canadian plans have a material effect on our financial position or results of operations. The effect of changes in key assumptions on periodic benefit costs is disclosed on pages 47-48 of our annual report on Form 10-K for the year ended December 31, 2011. Our non-Canadian postemployment benefit plans are inconsequential. We believe that it is appropriate to aggregate our U.S. and foreign plans for disclosure purposes.

As requested in the comment letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please give me a call at (253) 924-5255.

Sincerely,
Weyerhaeuser Company

/s/ Jerald W. Richards

Jerald W. Richards
Chief Accounting Officer